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                                                                      EXHIBIT 12

                       LORAL SPACE & COMMUNICATIONS LTD.

          COMPUTATION OF DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                SIX MONTHS ENDED
                                                                    JUNE 30,
                                                              --------------------
                                                                1999        1998
                                                              --------    --------
Loss before income taxes, equity in net loss of affiliates
  and minority interest.....................................  $ (7,348)   $(23,371)
Plus fixed charges:
  Interest expense..........................................    82,380      43,499
  Interest component of rent expense(1).....................     2,676       2,127
Less: capitalized interest, net of amortization.............   (40,558)    (20,222)
                                                              --------    --------
Earnings available to cover fixed charges...................  $ 37,150    $  2,033
                                                              ========    ========
Fixed charges(2)............................................  $108,207    $ 78,926
                                                              ========    ========
Deficiency of earnings to cover fixed charges...............  $ 71,057    $ 76,893
                                                              ========    ========

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(1) The interest component of rent expense is deemed to be approximately 25% of total rent expense.

(2) Fixed charges include preferred dividends as adjusted for the Company's effective tax rate.